UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): December 2, 2021

ELEVATE.MONEY REIT I, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4600 Campus Drive, Suite 201, Newport Beach, CA 92660	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(833) 700-0595

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

On December 2, 2021, Elevate.Money REIT I, Inc. (the “Company”) entered into a broker-dealer agreement (the “Broker-Dealer Agreement”)  with Dalmore Group, LLC (“Dalmore”), a broker-dealer registered with the Securities and Exchange Commission and a member of FINRA, to act as the broker-dealer of record for its offering of common stock pursuant to Regulation A, as qualified on August 6, 2021 (the “Offering”). Pursuant to the Broker-Dealer Agreement, Dalmore’s role in the offering is limited to serving as the broker-dealer of record, including processing transactions of potential investors and providing investor qualification recommendations (e.g., “Know Your Customer” and anti-money-laundering checks) and coordinating with third-party providers to ensure adequate review and compliance. Dalmore will have access to the subscription information provided by potential investors and will process transactions by potential investors through the online investment platform owned and operated by the Company’s manager. Dalmore will not solicit any potential investors on the Company’s behalf, act as underwriter or provide investment advice or investment recommendations to any potential investor.

As compensation, the Company has agreed to pay Dalmore services compensation calculated monthly equal to: (i) 1% of the first $5,000,000 raised in the Offering during the subject month, (ii) 0.75% for the next $2,500,000 raised in the Offering during the subject month, (iii) 0.50% for the next $2,500,00 raised in the Offering during the subject month, and (iv) 0.25% of any additional funds raised in excess of $10,000,000 in the Offering during the subject month. Any such services compensation only payable after FINRA issues to Dalmore a No Objection Letter permitting Dalmore to act as the broker-dealer of record. In addition, the Company has paid Dalmore a one-time advance. set-up fee of $5,000 (the “Advance”) to cover reasonable out-of-pocket accountable expenses anticipated to be incurred by Dalmore, including, among other things, preparing the FINRA filing for the Offering. Dalmore will refund any fee related to the Advance to the extent it is not used. In addition, the Company will pay a one-time $20,000 consulting fee to Dalmore that will be due as soon as practicable after FINRA issues a No Objection Letter.

Dalmore will replace North Capital Private Securities Corporation (“NCPS”) as the Company’s broker-dealer of record on or around the time that FINRA issues a No Objection Letter. The Dealer Manager Agreement between the Company and NCPS, which governs NCPS’s provision of broker-dealer of record services to the Company, is terminable by the Company on 30-days notice. NCPS will continue to act as the Company’s escrow agent, and will continue to provide the Company with technology tools to facilitate the offering of securities.

The change Dalmore as the Company’s broker-dealer of record is not expected to result in any significant change to the manner in which the Offering is conducted or change to the nature of the Company’s business or plan of operations.

The foregoing summary of the terms of the Broker Dealer Agreement does not purport to be complete and is qualified in its entirety by reference to the Broker Dealer Agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

EXHIBITS The following exhibits are filed herewith:

Exhibit No.	Description

6.1	Broker-Dealer Agreement, dated December 2, 2021, between Elevate.Money REIT I, Inc.and Dalmore Group, LLC

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVATE.MONEY REIT I, INC.

By:	/s/ HAROLD HOFER
Harold Hofer
Chief Executive Officer

Date: December 29, 2021